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Intelligent Insights

China: An Emerging Superpower

RYDEXShares®
THE INTELLIGENT PURSUIT OF WEALTH

This content is provided for informational purposes only. The contents are neither designed nor intended and should not be considered as, or relied upon as, investment, legal, tax or accounting advice or as a recommendation of any specific security or strategy. Investors should have a thorough understanding of the risks, as well as potential benefits, of the products and strategies referenced throughout this paper and consult their financial advisor before deciding what, if any, course of action to take for their own particular situation.

INTELLIGENT INSIGHTS: CHINA–AN EMERGING SUPERPOWER

China: The Emergence of a Global Superpower

The Great Wall of China was originally built by the Chinese people to keep out their enemies. It has become one of the Eight Wonders of the World, and serves as a subtle reminder of how China has isolated itself over the years. China has recently reemerged as a global powerhouse, and has begun to open up to the outside world, yet the symbolism of the Great Wall still stands tall.

            Currently, as the second-largest economy in the world,

  China is growing more rapidly than most other developed countries.

China is the second-largest economy in the world (see Chart 1), and, according to the World Bank, its economy is growing much more rapidly than most other developed economies. In the second quarter of 2011, Chinese GDP rose 9.5% versus a year earlier, boosted by domestic consumption and investment.[1] While there are increasing concerns about inflationary pressures, China must be watched carefully, as it is a significant player on the global stage.

The U.S. and China have had a contentious relationship surrounding trade policies; however, both superpowers are dependent upon one another. According to the World Trade Organization, China is the largest goods exporter in the world, followed by Germany, the U.S., Japan and France. China produces inexpensive goods, and sells them around the world. China is also the largest holder of U.S. Treasuries, and is one of the biggest trading partners for the U.S.[2]

[1]Source: Reuters, “China quarterly growth tops forecasts, boosts inflation fight,” July 13, 2011 [2]Source: U.S. Department of the Treasury

INTELLIGENT INSIGHTS: CHINA–AN EMERGING SUPERPOWER

Supporting Growth in the Chinese Economy

China not only has the largest population of any country (1.3 billion)—it also comprises 20% of the world’s population.[3] To put it in perspective, China has approximately 1 billion more people than the U.S. As China’s population continues its migration to cities, the country must modernize its cities, and move from an agrarian society to more of an urban society. To accommodate the changes, China must invest in its infrastructure, building roads, high speed rail, housing and office buildings. And as the country’s youth begins to leave the farm for the city, China must invest in bicycles, motorcycles and cars. All of this leads to significant consumption of global natural resources (see Chart 2).

Chart 1: Size of Major World Economies in Trillions of USD (2010)

Note: Measured at market exchange rates.

Source: International Monetary Fund

Chart 2: China’s Share of Global Commodity Demand (2010)

Source: Bloomberg, Thomson Financial

[3]Source: About.com Geography

INTELLIGENT INSIGHTS: CHINA–AN EMERGING SUPERPOWER

China faces numerous economic challenges: inflationary pressures, anemic population growth, lack of skilled labor, economic inequality and constant government intervention. The Chinese government has recently shown some willingness to tame inflation. While China has the world’s largest population, its anemic population growth will ultimately present problems down the road as its workforce ages without adequate replenishment. The sheer size of the Chinese economy means that China will likely remain a formidable player on the global stage.

Economic Challenges Facing China

•   Inflation

•   Population growth

•   Skilled labor force

•   Income inequality

•   Government intervention

INTELLIGENT INSIGHTS: CHINA–AN EMERGING SUPERPOWER

Examining Issues Related to the Renminbi

One of the more contentious trade issues has revolved around China’s currency. Unlike other major currencies that freely float based on the strength and weakness of the underlying economies, the renminbi (also known as the yuan), is largely controlled by the Chinese government. To keep its economy booming, the Chinese government wants to keep tight controls over the value of the renminbi. However, at the same time, the government is in the early stages of positioning the renminbi as a future global reserve currency—which are two inconsistent goals.

According to the Annual Report of the International Monetary Fund (IMF), inflation, real-estate bubbles and weak monetary controls pose significant risk to the Chinese economy. The IMF has encouraged China to boost its currency to combat the risks. The IMF declared the Chinese currency was “substantially” undervalued—between 3% and 23%, depending on the methodology used.[4] The Chinese government wants to keep the currency undervalued for the following reasons:

•	A weaker exchange rate makes exports more competitive, increasing demand

•	Chinese economic growth is largely dependent on exports

•	China needs to maintain strong growth to raise living standards

•	Growth in exports creates jobs and fuels economic growth

If internal and external forces prevail ... the renminbi could appreciate substantially.

Keeping the currency artificially low, however, inevitably stokes inflationary pressures. Since China is an importer of commodities (see Chart 2), a weaker exchange rate increases the cost of raw materials. The government is thus being pressured from within China as well as from outside to increase the exchange rate to slow inflation. If internal and external forces prevail, and China allows its currency to seek equilibrium, then the renminbi could appreciate substantially.

[4]Source: International Monetary Fund, Staff Report for the 2011 Article IV Consultation with China

INTELLIGENT INSIGHTS: CHINA–AN EMERGING SUPERPOWER

Capitalizing on the Renminbi Opportunity

China represents an exciting investment opportunity. The sheer size of the Chinese economy warrants careful consideration. China has been accused of “manipulating” its currency, keeping it undervalued to fuel economic growth. With increasing pressures from home and abroad, China has gradually increased rates, thereby demonstrating its willingness to fight inflation. If China allows its currency to float, there could be significant appreciation of the renminbi.

The challenge for most investors is how to capitalize on this opportunity. The Foreign Exchange (Forex) market is primarily used to settle trades across nations, but is also used by companies, hedge funds and other institutions to hedge the impact of currency exposure, or to speculate on opportunities, by going long or short currencies. Currency investing is becoming much more mainstream with the introduction of exchange traded products (ETPs) and multi-currency solutions.

INTELLIGENT INSIGHTS: CHINA–AN EMERGING SUPERPOWER

CurrencyShares

The leader in currency-based exchange traded products based on both assets and breadth of product, CurrencyShares offers investors access to 10 currencies in a cost-effective exchange traded structure. CurrencyShares are grantor trusts that hold actual foreign currency deposits in a segregated account, rather than using futures contracts or other proxies that may lead to imprecise tracking of the underlying currency. Interest earned, if any, accrues daily. After trust expenses are paid, remaining interest is distributed to shareholders monthly[5]. Tickers for these products are as follows: CurrencyShares® Australian Dollar Trust (FXA), CurrencyShares® British Pound Sterling Trust (FXB), CurrencyShares® Canadian Dollar Trust (FXC), CurrencyShares® Chinese Renminbi Trust (FXCH), CurrencyShares® Euro Trust (FXE), CurrencyShares® Japanese Yen Trust (FXY), CurrencyShares® Mexican Peso Trust (FXM), CurrencyShares® Russian Ruble Trust (FXRU), CurrencyShares® Swedish Krona Trust (FXS) and CurrencyShares® Swiss Franc Trust (FXF).

The CurrencyShares ETPs provide a cost-effective means of investing in foreign currencies. The following are some additional key benefits:

Accessibility—Investors can access the currency markets through a traditional brokerage account. Shares are bought and sold on the NYSE Arca just like other exchange listed securities.

Transparency—CurrencyShares are grantor trusts, and they hold actual foreign currency deposits as their sole asset as opposed to money market debt instruments or derivatives contracts.

Direct Currency Access—The foreign currencies are deposited in segregated depository accounts at J.P. Morgan (London).

Exchange Traded—CurrencyShares are bought and sold on the NYSE Arca, providing an efficient means of incorporating tactical strategies or hedging exposures. CurrencyShares are eligible for margin.

Liquidity—CurrencyShares are liquid. They can be purchased in the secondary market. Shares of each Trust can be created or redeemed in baskets of 50,000 units by Authorized Participants.

Choice—With 10 different products covering the world’s major currencies, investors can easily customize their trades to meet their investment objectives.

Direct Currency Holdings—The assets of each Trust back the shares. The Trust does not hold or employ derivatives.

[5] Such interest is not expected to form a significant part of the shareholders’ investment return.

Rydex|SGI

Rydex|SGI is committed to offering investors greater potential to successfully navigate diverse market conditions. Our legacy of innovation in the ETF market includes the industry’s first equal weight ETF, as well as the first currency exchange traded product. With eight years of ETF experience, Rydex|SGI delivers a wide line-up of nearly three dozen exchange traded products, including 16 equal weight ETFs. Rydex|SGI has more than $24 billion in assets[6] under management and offers investors more than 100 investment choices—including mutual funds and ETFs.

For more information about CurrencyShares®, call Rydex|SGI at

800.820.0888 or visit us online at www.currencyshares.com.

CurrencyShares are subject to a number of risks and may not be suitable for all investors. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the purchasers or sellers may have to pay brokerage commissions in connection with the transaction. Investment returns and principal value will fluctuate so that shares may be worth more or less than original cost. Shares may only be redeemed directly from the trust by authorized participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The value of the shares of each CurrencyShares Trust relates directly to the value of the foreign currency held by the particular Trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares Trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations.

The CurrencyShares Trusts are not an investment companies registered under the Investment Company Act of 1940 or a commodity pools for purposes of the Commodity Exchange Act.

[6] Assets as of August 31, 2011.

Each of the CurrencyShares® Australian Dollar Trust, CurrencyShares® British Pound Sterling Trust, CurrencyShares® Canadian Dollar Trust, CurrencyShares® Chinese Renminbi Trust, CurrencyShares® Euro Trust, CurrencyShares® Japanese Yen Trust, CurrencyShares® Mexican Peso Trust, CurrencyShares® Russian Ruble Trust, CurrencyShares® Swedish Krona Trust and CurrencyShares® Swiss Franc Trust (each a “Trust” and collectively, the “Trusts”) has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates.

Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. This information must be accompanied by a current CurrencyShares® Chinese Renminbi Trust, CurrencyShares® Mexican Peso Trust, CurrencyShares® Russian Ruble Trust and CurrencyShares® Swedish Krona Trust prospectus. For the remaining CurrencyShares Trusts, you may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Trusts and any offering participant will arrange to send you any Trust prospectus if you request it by calling toll-free 800.820.0888. The prospectus for each Trust is also available by accessing the issuer’s web site at www.currencyshares.com.

CurrencyShares® is a registered trademark of Rydex Holdings, LLC. Rydex Specialized Products, LLC, d/b/a Rydex|SGI, is the sponsor of each of the CurrencyShares Trusts. Rydex Distributors, Inc., an affiliate of Rydex|SGI, is the distributor of each of the CurrencyShares Trusts.

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